UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02021476

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAIL PROCESSING SECTION
MAR 13 2002
363

SEC FILE NUMBER
8- 34532

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 AND ENDING 12-31-2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Capital Strategies, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25231 Paseo de Alicia, Suite 110
(No. and Street)

Laguna Hills, CA. 92653
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Yu (949) 470-0890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Chiu, CPA
(Name – *if individual, state last, first, middle name*)

767 N. Hill Street, Suite 210, Los Angeles CA 90012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/20/02

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Chen Yu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Capital Strategies, Inc., as of 12-31-2001, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Quest Capital Strategies, Inc. 575-57512, 525-52506
575-57510, 575-57502, 575-57501, 575-57505
David Chen Yu, 525-85006, Carolyne Yu 575-52468
575-10273

[illegible signature]
Signature

President
Title

[illegible signature]
Notary Public

ARMIN ANVARIPOUR
COMM...1213680
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. April 17 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUEST CAPITAL STRATEGIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

QUEST CAPITAL STRATEGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

Contents

Robert L. Chiu, CPA

767 N. Hill Street, Suite 210, Los Angeles, CA 90012 **(213) 617-2422**

Independent Auditor's Report

To The Stockholders
Quest Capital Strategies, Inc.

I have audited the accompanying statement of financial condition of Quest Capital Strategies, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Capital Strategies, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Robert L. Chiu, CPA

February 26, 2002
Los Angeles, California

QUEST CAPITAL STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Assets

Cash and cash equivalents (Note 1)		$ 524,137
Receivable:		
Commission (Notes 1 and 3)	$ 168,145	
Others	4,349	
Total receivables		172,494
Other asset		654
Prepaid expense		5,268
Furniture and equipment, net of accumulated depreciation of $ 101,024 (Notes 1 and 2)		15,580
Deposits (Note 4)		139,224
Total Assets		$ 857,357

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$ 7,831	
Commission payable (Note 1)	65,021	
License fees payable	15,678	
Total Liabilities		$ 88,530
Commitments and Contingencies (Note 6)		33,464
Stockholders' Equity		
Common stock No par value, 200 shares authorized; 200 shares issued and outstanding	$ 10,000	
Retained earnings	725,363	
Total Stockholders' Equity		735,363
Total Liabilities and Stockholders' Equity		$ 857,357

The accompany notes are an integral part of these financial statements.

QUEST CAPITAL STRATEGIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues		
Commission	$ 2,718,745	
Annual fees	358,306	
Investment advisory	65,505	
Dividends	20,166	
Other	3,361	
Total Revenues		$ 3,166,083
Expenses		
Commission expense	1,540,441	
Employee compensation	511,328	
Trade overhead	52,265	
Advertising and promotion	114,880	
License expense	12,911	
Occupancy	66,376	
Depreciation	11,010	
Other expenses	299,776	
Total Expenses		2,608,987
Income Before Income Taxes		557,096
Provision For State Income Taxes		14,031
Net Income		$ 543,065

The accompany notes are an integral part of these financial statements.

QUEST CAPITAL STRATEGIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	C Corp. Retained Earnings	S Corp. Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2000	$ 10,000	$ 172,460	$ 456,203	$ 638,663
Net income		-	543,065	543,065
Stockholders' distribution		-	(446,365)	(446,365)
Balance at December 31, 2001	$ 10,000	$ 172,460	$ 552,903	$ 735,363

The accompany notes are an integral part of these financial statements.

QUEST CAPITAL STRATEGIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:		
Net income	$ 543,065	
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	11,010	
Decrease (Increase) in:		
Receivable:		
Commission	90,701	
Others	5,616	
Other asset	(453)	
Prepaid expense	13	
Deposits	(32,721)	
Increase (Decrease) in:		
Accounts payable and accrued expenses	(8,391)	
Commission payable	(85,091)	
License fees payable	(2,914)	
Commitments and contingencies	33,464	
Net Cash Flows Provided By Operating Activities		$ 554,299
Cash Flows Used In Investing Activities:		
Purchase of furniture and equipment		(2,050)
Cash Flows Used In Financing Activities:		
Payment of stockholders' distribution		(446,365)
Net Increase In Cash and Cash Equivalents		$ 105,884
Cash and Cash Equivalents - Beginning of Year		418,253
Cash and Cash Equivalents - End of Year		$ 524,137

The accompany notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 -- Summary of Significant Accounting Policies

(a) Line of Business

Quest Capital Strategies, Inc. (The Company) is primarily engaged in the business of securities brokerage.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(c) Depreciation

Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. It is the Company's general practice to charge routine maintenance and repairs to expenses. Major expenditures for renewals and improvements are capitalized and depreciated. Estimated useful lives are as follows:

Furniture and office equipment	7 Years
Computer equipment	5 Years

Note 1 -- Summary of Significant Accounting Policies (continued)

(d) Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders of the Company are liable for individual federal income taxes. Income tax provision is provided in the financial statements for the various state income taxes on the S Corporation taxable income.

(e) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 -- Furniture And Equipment

Furniture and equipment are recorded at cost as follows:

Furniture	$ 7,889
Office equipment and computers	108,715
Total furniture and equipment	$ 116,604
Less accumulated depreciation	101,024
Net furniture and equipment	$ 15,580

Depreciation expense for 2001 is $ 11,010.

QUEST CAPITAL STRATEGIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 3 -- Commission Receivable

A summary of the commission receivable at December 31, 2001 is as follows:

Receivable - U.S. Clearing broker	$ 116,307
Receivable - NFSC broker	35,830
Receivable - Others	16,008
Total commission receivable	$ 168,145

Note 4 -- Deposits

A summary of the deposits at December 31, 2001 is as follows:

Deposit with current U.S. Clearing broker	$ 100,164
Deposit with former NFSC broker	35,000
Lease security deposit	4,060
Total deposits	$ 139,224

The deposit with current U.S. Clearing broker qualify as allowable assets for purpose of calculating net capital under Rule 15c3-1, paragraph 4111.

The Company has a security deposit of $35,000 and an amounts receivable of $35,830 (Note 3) in National Financial Services Corporation (NFSC), the former registered clearing brokerage firm as of December 31, 2001. Since NFSC claimed that all balances had been cleared, Management is going to seek legal action against NFSC in order to recover these funds.

Note 5 -- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $ 611,386 that was $ 603,254 in excess of its required net capital of $ 8,132. The Company's percentage of aggregate indebtedness to net capital at December 31, 2001 was 19.95%.

Note 6 -- Commitments and Contingencies

The Company entered into a lease agreement to occupy office space with terms expiring on July 31, 2004. The lease agreement provides for the following future minimum annual rentals:

Year Ending December 31	
2002	$ 62,007
2003	63,664
2004	37,701

The Company has been named as respondent in an arbitration and is liable as of December 31, 2001, in the amount of $ 33,464 as an arbitration award to the claimant. However, the Company is appealing this case which is pending as of February 26, 2002.

The Company also has other legal actions occurring in the ordinary course of business. The Company denies any wrongdoing and intends to vigorously defend these actions. According to the Company's legal counsel, the Company is in good defensible positions, and believes that the resolution of these various legal actions will not result in any material adverse effect on the Company's financial condition.

Note 7 -- Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

QUEST CAPITAL STRATEGIES, INC.

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2001

Robert L. Chiu, CPA
767 N. Hill Street, Suite 210, Los Angeles, CA 90012 **(213) 617-2422**

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Stockholders
Quest Capital Strategies, Inc.

I have audited the accompanying financial statements of Quest Capital Strategies, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 26, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert L. Chiu, CPA

February 26, 2002
Los Angeles, California

QUEST CAPITAL STRATEGIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2001

	Amount Per Auditor's Calculations
Net Capital	
Total stockholders' equity	$ 735,363
Deduct stockholders' equity not allowable for net capital	-
Total Stockholders' Equity Qualified For Net Capital	735,363
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
Total Capital and Allowable Subordinated Liabilities	735,363
Deductions and/or charges:	
A. Non-allowable assets	111,485
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commodities	-
D. Other deductions and/or charges	-
Net Capital Before Haircuts on Securities Positions	623,878
Haircuts on Securities:	
A. Contractual securities commitments	-
B. Deficit in securities collateralizing secured demand notes	-
C. Trading and investment securities	
1. Exempted securities	-
2. Debt securities	12,482
3. Options	-
4. Other securities	10
D. Undue concentrations	-
E. Other	-
Net Capital	$ 611,386
Net Capital, As Reported in the Company's Part IIA of the Focus Report (unaudited)	$ 611,386

QUEST CAPITAL STRATEGIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Aggregate Indebtedness	
Items included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 7,831
Commission payable	65,021
License fees payable	15,678
Other payable (Note 6)	33,464
Items not included in Statement of Financial Condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Less adjustment based on special reserve bank accounts	-
Total Aggregate Indebtedness	$ 121,994
Computation of Basic Net Capital Requirement	
Greater of minimum dollar or 6.6666% of aggregate indebtedness:	
Minimum dollar requirements for introducing firms not receiving funds/securities	$ 5,000
6.6666% of aggregate indebtedness	$ 8,132
Minimum Net Capital Required	**$ 8,132**
Ratio of Aggregate Indebtedness to Net Capital	19.95%
Excess Net Capital	$ 603,254
Excess Net Capital @ 1000% (Net capital - 10% of aggregate indebtedness)	$ 599,186

Robert L. Chiu, CPA
767 N. Hill Street, Suite 210, Los Angeles, CA 90012 (213) 617-2422

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To The Stockholders
Quest Capital Strategies, Inc.

In planning and performing my audit of the financial statements of Quest Capital Strategies, Inc. for the year ended December 31, 2001, I considered its internal control structure including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Quest Capital Strategies, Inc. that I considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures, followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payments for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and, (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert L. Chiu, CPA

February 26, 2002
Los Angeles, California

QUEST CAPITAL STRATEGIES, INC.

SCHEDULES NOT INCLUDED IN AUDIT PACKAGE
DECEMBER 31, 2001

The following schedules are not applicable to Quest Capital Strategies, Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of Creditors

   Quest Capital Strategies, Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

   Quest Capital Strategies, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(ii).

3. Information relating to the possession or control requirements under Rule 15c3-3

   Quest Capital Strategies, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(ii).

4. A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

   Quest Capital Strategies, Inc. has no subsidiaries; therefore, no consolidation is necessary.